EXHIBIT 99.3

                       YELL FINANCE B.V. AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                                                THREE MONTHS ENDED
                                                                                                     30 JUNE
                                                                                    -------------------------------------------
   (UNAUDITED)                                                             NOTES                 2003                   2004
                                                                                    --------------------   --------------------
                                                                                                 ((POUND) IN MILLIONS)
   TURNOVER                                                                    2                262.2                  280.9
   Cost of sales                                                                               (117.7)                (127.8)
                                                                                    --------------------   --------------------
   GROSS PROFIT                                                                                 144.5                  153.1
                                                                                    --------------------   --------------------
   Distribution costs                                                                            (9.3)                  (8.3)
   ADMINISTRATIVE COSTS
       Ordinary items                                                                           (85.5)                 (85.5)
       Exceptional items                                                       4                (47.3)                   -
                                                                                    --------------------   --------------------
                                                                                               (132.8)                 (85.5)
                                                                                    --------------------   --------------------
   OPERATING PROFIT                                                            3                  2.4                   59.3
   NET INTEREST PAYABLE
        Ordinary items                                                                          (52.9)                 (32.7)
        Exceptional items                                                      4                (30.0)                   -
                                                                                    --------------------   --------------------
                                                                                                (82.9)                 (32.7)
                                                                                    --------------------   --------------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                                         (80.5)                  26.6
   TAXATION
        Before exceptional items                                                                 (3.1)                 (12.2)
        On exceptional items                                                   4                 27.8                    -
                                                                                    --------------------   --------------------
                                                                                                 24.7                  (12.2)
                                                                                    --------------------   --------------------
   (LOSS) PROFIT FOR THE FINANCIAL PERIOD                                                       (55.8)                  14.4
                                                                                    ====================   ====================




                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                                                THREE MONTHS ENDED
                                                                                                     30 JUNE
                                                                                    -------------------------------------------
   (UNAUDITED)                                                                                   2003                   2004
                                                                                    --------------------   --------------------
                                                                                                 ((POUND) IN MILLIONS)
   (Loss) profit for the financial period                                                       (55.8)                  14.4
   Currency movements                                                                           (18.0)                   7.4
                                                                                    --------------------   --------------------
   TOTAL RECOGNISED (LOSSES) GAINS FOR THE FINANCIAL PERIOD                                     (73.8)                  21.8
                                                                                    ====================   ====================

 The accompanying unaudited condensed notes are an integral part of these financial statements.


                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS


                                                                                            THREE MONTHS ENDED
                                                                                                  30 JUNE
                                                                                 ------------------------------------------
     (UNAUDITED)                                                        NOTES               2003                   2004
                                                                                 --------------------   -------------------
                                                                                              ((POUND) IN MILLIONS)
     NET CASH INFLOW FROM OPERATING ACTIVITIES                                              55.1                   74.1
     RETURNS ON INVESTMENTS AND
          SERVICING OF FINANCE
     Interest paid                                                                         (18.8)                 (15.1)
                                                                                 --------------------   -------------------
     NET CASH OUTFLOW FOR RETURNS ON
          INVESTMENTS AND SERVICING OF FINANCE                                             (18.8)                 (15.1)
                                                                                 --------------------   -------------------
     TAXATION                                                                               (1.0)                  (5.3)
                                                                                 --------------------   -------------------
     CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
     Purchase of tangible fixed assets                                                      (5.9)                  (3.7)
                                                                                 --------------------   -------------------
     NET CASH OUTFLOW FOR CAPITAL
          EXPENDITURE AND FINANCIAL INVESTMENT                                              (5.9)                  (3.7)
                                                                                 --------------------   -------------------
     ACQUISITIONS
     Purchase of subsidiary undertakings, net of cash acquired                              (1.4)                   -
                                                                                 --------------------   -------------------
     NET CASH OUTFLOW FOR ACQUISITIONS                                                      (1.4)                   -
                                                                                 --------------------   -------------------
     NET CASH INFLOW BEFORE FINANCING                                                       28.0                   50.0
     FINANCING
     Borrowings repaid                                                      5                -                    (22.5)
                                                                                 --------------------   -------------------
     NET CASH OUTFLOW FROM FINANCING                                                         -                    (22.5)
                                                                                 --------------------   -------------------
     INCREASE IN NET CASH IN THE PERIOD                                                     28.0                   27.5
                                                                                 ====================   ===================

     Total operating profit                                                                  2.4                   59.3
     Depreciation                                                                            5.7                    5.7
     Goodwill amortisation                                                                  24.6                   24.8
     Increase in stocks                                                                    (12.0)                 (15.4)
     Decrease in debtors                                                                    29.7                   25.1
     Increase (decrease)  in creditors                                                       4.7                  (26.0)
     Other non-cash expenses                                                                  -                     0.6
                                                                                 --------------------   -------------------
     NET CASH INFLOW FROM OPERATING ACTIVITIES                                              55.1                   74.1
                                                                                 ====================   ===================

 The accompanying unaudited condensed notes are an integral part of these financial statements.


                       YELL FINANCE B.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS



                                                                                                 AT                      AT
                                                                                           31 MARCH                 30 JUNE
    (UNAUDITED)                                                       NOTES                    2004                    2004
                                                                                   -----------------       -----------------
                                                                                              ((POUND) IN MILLIONS)
    FIXED ASSETS
    Intangible assets                                                                       1,725.3                 1,710.2
    Tangible assets                                                                            45.9                    42.8
    Investment                                                                                  7.6                     7.4
                                                                                   -----------------       -----------------
    TOTAL FIXED ASSETS                                                                      1,778.8                 1,760.4
                                                                                   -----------------       -----------------

    CURRENT ASSETS
                                                                                   -----------------       -----------------
    Stocks                                                                                    151.9                   167.6
    Debtors                                                               6                   460.6                   435.3
    Cash at bank and in hand                                              5                    18.4                    47.7
                                                                                   -----------------       -----------------
    TOTAL CURRENT ASSETS                                                                      630.9                   650.6
                                                                                   -----------------       -----------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                                          5,8                  (127.7)                 (105.2)
    Other creditors                                                       7                  (231.0)                 (213.9)
                                                                                   -----------------       -----------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                                     (358.7)                 (319.1)
                                                                                   -----------------       -----------------
    NET CURRENT ASSETS                                                                        272.2                   331.5
                                                                                   -----------------       -----------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                                   2,051.0                 2,091.9
    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
    Loans and other borrowings                                          5,8                (1,987.1)               (1,706.2)
                                                                                   -----------------       -----------------
    NET ASSETS                                                                                 63.9                   385.7
                                                                                   =================       =================

    CAPITAL AND RESERVES
    Called up share capital                                               9                     0.1                     0.1
    Share premium account                                                 9                   305.4                   605.4
    Profit and loss account deficit                                       9                  (241.6)                 (219.8)
                                                                                   -----------------       -----------------

    EQUITY SHAREHOLDERS' FUNDS                                            9                    63.9                   385.7
                                                                                   =================       =================


                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        NOTES TO THE FINANCIAL STATEMENTS



     1.   BASIS OF PREPARATION AND CONSOLIDATION

          The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

          The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2004 contained in the Form 20-F filed with the US Securities and Exchange Commission on 8 June 2004.

          The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

          In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 8 June 2004 which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2004.

          The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs, acquisition accounting and taxes.

                       YELL FINANCE B.V. AND SUBSIDIARIES

     2.   TURNOVER

                                                                             THREE MONTHS ENDED 30 JUNE
                                                                 ------------------------------------------
                                                                               2003                2004
                                                                 ---------------------  -------------------
                                                                                ((POUND) IN MILLIONS)
              UK printed directories                                          134.9               138.9
              Other products and services                                      10.0                11.7
                                                                 ---------------------  -------------------
              TOTAL UK TURNOVER                                               144.9               150.6
              TOTAL US TURNOVER                                               117.3               130.3
                                                                 ---------------------  -------------------
              GROUP TURNOVER                                                  262.2               280.9
                                                                 =====================  ===================

     3.   OPERATING PROFIT

                                                                          THREE MONTHS ENDED 30 JUNE
                                                                 ------------------------------------------
                                                                               2003                 2004
                                                                 ---------------------  -------------------
                                                                               ((POUND) IN MILLIONS)
              UK printed directories                                           31.7                 36.0
              Other products and services                                       0.2                  3.2
                                                                 ---------------------  -------------------
              TOTAL UK OPERATING PROFIT                                        31.9                 39.2
              TOTAL US OPERATING (LOSS) PROFIT                                (29.5)                20.1
                                                                 ---------------------  -------------------
              OPERATING PROFIT                                                  2.4                 59.3
                                                                 =====================  ===================


          We do not allocate interest or taxation charges by product or geographic segment.

     4.   RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS


          Exceptional administrative expenses in the three months ended 30 June 2003 relate to costs incurred in anticipation of the initial public offering of our parent company on 15 July 2003. Of the (pound)47.3 million exceptional administrative expenses, (pound)39.0 million were non-cash costs relating to a terminated US management incentive plan. The exceptional interest payable in the three months ended 30 June 2003 of (pound)30.0 million is the accelerated amortisation of deferred financing fees on debt, which was repaid in the second quarter. The exceptional tax credits of (pound)27.8 million in the three months ended 30 June 2003 represent the tax on the exceptional items before tax.

                       YELL FINANCE B.V. AND SUBSIDIARIES

5.          NET DEBT


            ANALYSIS OF NET DEBT

                                                                                   AT                       AT
                                                                             31 MARCH                  30 JUNE
                                                                                 2004                     2004
                                                                    ------------------       ------------------
                                                                                ((POUND) IN MILLIONS)
            Long-term loans and other borrowings
                 falling due after more than one year                         1,987.1                  1,706.2
            Short-term borrowings and long-term loans and
                 other borrowings falling due within one year                   127.7                    105.2
                                                                    ------------------       ------------------
            Total debt                                                        2,114.8                  1,811.4
            Cash at bank and in hand                                            (18.4)                   (47.7)
                                                                    ------------------       ------------------
            NET DEBT AT END OF PERIOD                                         2,096.4                  1,763.7
                                                                    ==================       ==================


            RECONCILIATION OF MOVEMENT IN NET DEBT
                                                                                    DEBT DUE
                                                                                  WITHIN ONE
                                                                      TOTAL             YEAR
                                                                       CASH        EXCLUDING            DEBT DUE
                                                                  LESS BANK             BANK               AFTER
                                                                  OVERDRAFT        OVERDRAFT            ONE YEAR           NET DEBT
                                                               --------------  ---------------    ---------------   ----------------
                                                                                        ((POUND) IN MILLIONS)

            AT 31 MARCH 2004                                           18.4           (127.7)           (1,987.1)          (2,096.4)
            Net cash inflow before financing                           50.0                -                   -               50.0
            Borrowings repaid to third parties                        (22.5)            22.5                   -                  -
            Borrowings owed to parent company settled
               by issuing share capital                                   -                -               300.0              300.0
            Non-cash charges                                              -                -               (12.5)             (12.5)
            Currency movements                                          1.8                -                (6.6)              (4.8)
                                                               --------------  ---------------    ---------------   ----------------
            AT 30 JUNE 2004                                            47.7           (105.2)           (1,706.2)          (1,763.7)
                                                               ==============  ===============    ===============   ================


                       YELL FINANCE B.V. AND SUBSIDIARIES

     6.   DEBTORS

                                                                                                         AT                   AT
                                                                                                   31 MARCH              30 JUNE
                                                                                                       2004                 2004
                                                                                            ----------------     ----------------
                                                                                                     ((POUND) IN MILLIONS)
            Trade debtors                                                                             401.9                376.2
            Other debtors                                                                               8.7                  7.9
            Accrued income                                                                              4.7                  9.7
            Prepayments                                                                                10.6                 10.6
            Deferred tax asset                                                                         34.7                 30.9
                                                                                            ----------------     ----------------
            TOTAL DEBTORS                                                                             460.6                435.3
                                                                                            ================     ================

          All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.


     7.   OTHER CREDITORS

                                                                                                         AT                   AT
                                                                                                   31 MARCH              30 JUNE
                                                                                                       2004                 2004
                                                                                            ----------------     ----------------
                                                                                                      ((POUND) IN MILLIONS)
            Trade creditors                                                                            26.0                 10.2
            Corporation tax                                                                            16.2                 19.1
            Other taxation and social security                                                         22.9                 20.9
            Other creditors                                                                             4.4                    -
            Accrued expenses                                                                           89.7                 97.0
            Deferred income                                                                            71.8                 66.7
                                                                                            ----------------     ----------------
              TOTAL CREDITORS FALLING DUE WITHIN ONE YEAR                                             231.0                213.9
                                                                                            ================     ================


                       YELL FINANCE B.V. AND SUBSIDIARIES

8.   LOANS AND OTHER BORROWINGS

                                                                                  AT                  AT
                                                                            31 MARCH             30 JUNE
                                                                                2004                2004
                                                                    -----------------     ---------------
                                                                              ((POUND) IN MILLIONS)
AMOUNTS FALLING DUE WITHIN ONE YEAR
Senior credit facilities (a)                                                    80.0                62.5
Revolving loan under senior credit facilities (a)                                5.0                   -
Subordinated parent company loan                                                41.9                41.9
Net obligations under finance leases                                             0.8                 0.8
                                                                    -----------------     ---------------
NET AMOUNTS FALLING DUE WITHIN ONE YEAR                                        127.7               105.2
                                                                    -----------------     ---------------

AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Senior credit facilities                                                       867.8               872.4
Senior notes:
     Senior sterling notes                                                     162.5               162.5
     Senior dollar notes                                                        70.6                71.6
     Senior discount dollar notes                                               75.1                78.7
Subordinated parent company loan (b)                                           831.2               540.2
                                                                  -------------------  ------------------
AMOUNTS OWED TO THIRD PARTIES FALLING DUE
     AFTER MORE THAN ONE YEAR                                                2,007.2             1,725.4
Unamortised finance fees                                                       (20.1)              (19.2)
                                                                  -------------------  ------------------
NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                             1,987.1             1,706.2
                                                                  -------------------  ------------------
NET LOANS AND OTHER BORROWINGS                                               2,114.8             1,811.4
                                                                  ===================  ==================


(a) Yell made an early repayment of (pound)17.5 million on amounts owed under the senior facility as required by the senior facility agreement and also repaid(pound)5 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

(b) In April 2004 Yell Finance BV issued 10 shares for (pound)300.0 million as settlement of amounts owed to its parent company, Yell Group plc.

                       YELL FINANCE B.V. AND SUBSIDIARIES

9.          CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                               SHARE              SHARE            PROFIT AND
                                                             CAPITAL            PREMIUM          LOSS ACCOUNT             TOTAL
                                                     ----------------  -----------------   ------------------- -----------------
                                                                                  ((POUND) IN MILLIONS)
            BALANCE AT 31 MARCH 2004                             0.1              305.4                (241.6)             63.9
            Profit for the period                                  -                  -                  14.4              14.4
            Issue of ordinary shares (a)                           -              300.0                     -             300.0
            Currency movements (b)                                 -                  -                   7.4               7.4
                                                     ----------------  -----------------   ------------------- -----------------
            BALANCE AT 30 JUNE 2004                              0.1              605.4                (219.8)            385.7
                                                     ================  =================   =================== =================



(a) In April 2004 Yell Finance BV issued 10 shares for (pound)300.0 million as settlement of amounts owed to its parent company, Yell Group plc.

(b) The cumulative foreign currency translation adjustment was a (pound)95.3 million loss at 30 June 2004 (31 March 2004 - (pound)102.7 million loss).